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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
                         SECURITIES EXCHANGE ACT OF 1934


For the month of:  February, 2004

Commission File Number:  000-50393

                                 NEUROCHEM INC.

                       7220 Frederick-Banting, Suite 100
                             Saint-Laurent, Quebec
                                    H4S 2A1


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F [ ] Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                                             Yes [  ]     No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                                             Yes [  ]     No [X]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3 under the Securities Exchange Act of 1934.

                                                             Yes [  ]     No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):


                                   SIGNATURES:

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                    NEUROCHEM INC.
     February 13, 2004

                                 By:               /s/ Lise Hebert
                                    --------------------------------------------
                                                  Lise Hebert, Ph.D.
                                      Vice President, Corporate Communications


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                                             NEUROCHEM INC.
                                             7220 Frederick-Banting, Suite 100
                                             Saint-Laurent, Quebec H4S 2A1
[NEUROCHEM ("LOGO")]
________________________________________________________________________________


                  NEUROCHEM GRANTED FAST TRACK DESIGNATION FROM
                           U.S. FDA FOR FIBRILLEX(TM)
                 THE COMPANY PLANS TO FILE ITS U.S. NDA IN 2005

MONTREAL, FEBRUARY 11, 2004 - Neurochem Inc. (NASDAQ: NRMX, TSX: NRM) today announced that the U.S. Food and Drug Administration (FDA) has designated the Company's most advanced investigational drug candidate, Fibrillex(TM), as a Fast Track Product (FTP) for the treatment of secondary Amyloid A (AA) amyloidosis, a serious and life-threatening condition which develops as a consequence of chronic infections or chronic inflammatory diseases, such as Rheumatoid Arthritis (RA). Secondary AA amyloidosis (better known as AA amyloidosis) has a poor prognosis, with a five-year survival rate of approximately 50%.1 Left untreated, patients gradually progress to end-stage renal failure, which is the cause of death in at least 35% of the cases.2,3

As a result of the FTP designation, Neurochem will submit a request for a rolling New Drug Application (NDA) for Fibrillex, enabling the FDA to commence review of portions of the application before the end of the on-going two-year Phase II/III trial. Furthermore, the Company is eligible for priority reviews by the FDA.

"AA amyloidosis is a severe disease. No specific therapy currently exists," stated Denis Garceau, Ph.D., Vice President of Drug Development at Neurochem. "We are pleased that Fibrillex received FTP designation. The designation reflects the FDA's acknowledgement of the life-threatening nature of AA amyloidosis, which often results in end-stage renal disease. The FDA's decision also highlights the Company's commitment to studying the effects of Fibrillex on endpoints of clear clinical benefit, including preservation of kidney function and preventing patients from undergoing dialysis."

The FTP designation, originally enacted under the FDA's Modernization Act of 1997, expedites the development and review of a new drug that is intended for the prevention or treatment of a serious or life-threatening condition, and demonstrates the potential of a drug candidate to address unmet medical needs for such a condition.


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                                      -2-

This designation favorably adds to Fibrillex's existing orphan drug status designation in the United States and Europe, which designation normally provides a product seven and ten years of market exclusivity, respectively, upon market entry.

ABOUT FIBRILLEX

The Phase II/III clinical trial for Fibrillex is a two-year, international, multi-center, randomized, double-blind, placebo-controlled, and parallel-designed trial to evaluate the safety and efficacy of Fibrillex in patients suffering from AA amyloidosis. Neurochem has successfully completed the enrollment of 183 patients for the Phase II/III trial, which is being conducted at 27 sites located across North America, Europe and Israel. Neurochem anticipates completing the trial by January 2005. To date, 19 patients have completed the two-year treatment period with Fibrillex. A two-year open-label extension study for the drug candidate is ongoing.

Fibrillex is an oral drug candidate for the treatment of AA amyloidosis through the prevention of amyloid fibril formation. Fibrillex belongs to the class of glycosaminoglycan (GAG) mimetics, better know as disease-modifiers. It competes with natural GAGs for the same binding sites on the AA protein. By preventing natural GAGs from binding to the AA protein, Fibrillex is expected to prevent AA fibril formation and the deposition of AA fibrils in organs.

ABOUT AA AMYLOIDOSIS

AA amyloidosis is a progressive and fatal condition that occurs in a proportion of patients with chronic inflammatory diseases, including RA, ankylosing spondylitis, juvenile rheumatoid arthritis, and Crohn's disease. The disease also occurs in patients suffering from many other conditions ranging from chronic infections to inherited inflammatory diseases such as Familial Mediterranean Fever. The most common clinical presentation of AA amyloidosis is kidney malfunction. Involvement of the gastrointestinal system is also frequent and is usually manifested as chronic diarrhea, gastrointestinal bleeding, abdominal pain and malabsorption. Enlargement of the liver and the spleen may also occur in some patients.

ABOUT NEUROCHEM

Neurochem is focused on the development and commercialization of innovative therapeutics for neurologic disorders. The Company's staged pipeline of proprietary, disease-modifying, oral products addresses critical unmet medical needs. Fibrillex(TM), designated an orphan drug, is in a Phase II/III clinical trial for AA amyloidosis. Alzhemed(TM) and Cerebril(TM) have both completed a Phase II clinical trial for the treatment of Alzheimer's Disease and for the prevention of hemorrhagic stroke caused by cerebral amyloid angiopathy, respectively. For additional information on Neurochem, please visit our website at: www.neurochem.com.

1 Pepys, M., et al. Amyloidosis. Oxford Textbook of Medicine (4th ed.) Oxford:
Oxford University Press 2003; 162-73.


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                                      -3-

2 Gertz, M.A., et al. Medicine (Baltimore) 1991 Jul: 70(4); 246-56. 3 Joss, N., et al. QJMed. 2000: 93; 535-42.


This news release contains forward-looking statements regarding the potential for Fibrillex(TM) and further development efforts. These statements are based on the current expectations of management. Drug development involves numerous risks and uncertainties, which could cause actual results to differ materially. Promising results and successes in early stage clinical trials do not ensure that later stage or larger scale clinical trials will be successful. For instance, Fibrillex(TM) may not show the same benefits, results or safety profile in later stage or larger scale clinical trials. Additional risks and uncertainties include: the impact of general economic conditions, general conditions in the pharmaceutical industry, changes in the regulatory environment in the jurisdictions in which Neurochem does business, stock market volatility, fluctuations in costs, and changes to the competitive environment due to consolidation or otherwise. Neurochem does not undertake any obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

FOR FURTHER INFORMATION, PLEASE CONTACT:
Lise Hebert, Ph.D.
Vice President, Corporate Communications lhebert@neurochem.com
Tel: (514) 337-4646
Fax: (514) 684-7972

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